UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 14, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Otter Tail Ag Enterprises, LLC
File No. 0-53042 - CF#21512

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       Otter Tail Ag Enterprises, LLC submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.9 and 10.10 to a Form 10 filed on January 28, 2008.

       Based on representations by Otter Tail Ag Enterprises, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.9	through January 28, 2010
Exhibit 10.10	through January 28, 2010

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela A. Long
Assistant Director